October 13, 2010

VIA EDGAR

Ms. Julie F. Rizzo

Attorney-Advisor

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 7010

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	CALPIAN, INC.
AMENDMENT NO. 3 TO FORM 10-12G
FILED SEPTEMBER 27, 2010
FILE NO. 000-53997

Dear Ms. Rizzo:

By letter dated October 7, 2010, the staff (the “Staff”) of the Securities and Exchange Commission (“SEC) provided Calpian, Inc. (fka Toyzap.com, Inc.) (the “Company”) with comments to the Company’s Amendment No. 3 to Form 10 filed with the SEC on September 27, 2010. This letter contains the Company’s responses to the Staff’s comments. The numbers of the responses and the headings set forth below correspond to the numbered comments and headings in the October 7, 2010 letter from the Staff.

FORM 10

BUSINESS, PAGE 1

BUSINESS PLAN OVERVIEW, PAGE 2

1.	We note your response to our prior comment 1. While your response indicates that the $998,000 includes the $620,000 that was held in escrow at June 30, 2010, it appears that the $998,000 is the net proceeds from the first closing of a sale of 10,450 shares of your Series A Convertible Preferred Stock and the $620,000 was held in escrow pending a sale of 6,200 shares of Series A Convertible Preferred Stock. Please advise or please revise your disclosure accordingly.

COMPANY RESPONSE

As reflected in the June 30, 2010 balance sheet, the Company had restricted cash on hand of $620,000 at June 30, 2010, representing subscriptions received but not yet accepted for the purchase of 6,200 shares of preferred stock. Between June 30, 2010 and August 5,

Ms. Julie F. Rizzo

October 13, 2010

2010, the Company received an additional $425,000 of subscriptions for the purchase of an additional 4,250 shares of preferred stock. None of these subscriptions were accepted, however, until the closing that occurred on August 5, 2010, at which time subscriptions totaling $1,045,000 were accepted and a total of 10,450 shares of preferred stock were issued. Between August 5, 2010 and September 30, 2010, the Company received additional subscriptions totaling $1,238,600 for the purchase of a total of 12,386 additional shares of preferred stock. At the time that Amendment Number 3 was filed, these subscriptions had not yet been accepted. At a closing held on September 30, 2010, the Company accepted these subscriptions. Amendment Number 4 has been updated to reflect this most recent closing.

Ms. Julie F. Rizzo

October 13, 2010

2.	We note your response to our prior comment 6 and reissue in part. Please revise to clarify what is meant by your disclosure on page 7 that you are offering “a different business proposition to ISOs that is complementary to their existing processing relationship by offering to acquire merchants already processing with the ISOs’ processor.”

COMPANY RESPONSE

The disclosure has been revised as requested.

RISK FACTORS, PAGE 8

ALTHOUGH OUR EXECUTIVE MANAGEMENT TEAM IS WELL EXPERIENCED IN THE INDUSTRY, PAGE 10

3.	Please revise this risk factor heading by deleting the portion before the first comma, as it tends to mitigate the risk presented.

COMPANY RESPONSE

The risk factor has been revised as requested.

BUSINESS PLAN OVERVIEW, PAGE 2

4.	We note your response to our prior comment 5 and reissue in part. Please revise your disclosure on pages 23 and 24 to indicate that Mr. Jessen and Mr. Montgomery are currently executive officers and directors at A.R.T. Holdings, Inc.

COMPANY RESPONSE

The disclosure has been revised as requested.

Please direct questions regarding this response letter to the undersigned at 310-789-1255.

Ms. Julie F. Rizzo

October 13, 2010

Very truly yours,

/s/ Lawrence P. Schnapp

Lawrence P. Schnapp

LPS/wp